
RECEIVED
APR - 2 2007
186
SEC MAIL PROCESSING SECTION
WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07007371

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Dynamics Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Woolford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Dynamics Incorporated, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

New York
New York February 21, 2007

[Signature]
Signature

Managing Director
Title

[Signature]
Notary Public

MARTIN LERNER
Notary Public, State of New York
No. 01LE4600346
Qualified in Westchester County
Commission Expires Nov. 30, 20/0

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

Capital Dynamics Inc.

(A wholly owned subsidiary of Capital Dynamics Holding)

Statement of Financial Condition
December 31, 2006

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition .... 3 –7



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Capital Dynamics Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Dynamics Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 5, 8 and 11, to the financial statement, the Company has entered into significant related party transactions with Capital Dynamics Holding and other affiliates.

PricewaterhouseCoopers LLP

March 29, 2007

Capital Dynamics Inc.
(A wholly owned subsidiary of Capital Dynamics Holding)
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 1,302,792
Accounts receivable	625,000
Receivable from affiliates	5,086
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $263,844)	763,512
Other assets	53,309
Total assets	$ 2,749,699
Liabilities and Stockholder's Equity	
Accounts payable	$ 31,454
Accrued expenses	487,803
Deferred rent	583,669
Subordinated interest expense payable	926,868
Subordinated borrowings	4,600,000
Total liabilities	6,629,794
Stockholder's equity	
Common stock ($1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	1,999,000
Accumulated deficit	(5,880,095)
Total stockholder's equity	(3,880,095)
Total liabilities and stockholder's equity	$ 2,749,699

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Capital Dynamics Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of Capital Dynamics Holding (the "Parent"), a limited liability company with its registered office in Zug, Switzerland. The Company provides investment banking services focusing on the private equity asset class, in addition to providing specialized private equity advisory services to institutional clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the underlying lease or the useful life of the improvements.

Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Financial Instruments
At December 31, 2006, as prescribed by SFAS 107, all of the Company's financial instruments are carried at fair value or amounts approximating fair value except for the subordinated borrowings and subordinated interest expense payable. The fair values of the subordinated borrowings and subordinated interest expense payable is disclosed in Note 5.

Advisory Fees
The Company earns advisory fees from institutional clients for providing private equity investment advisory services. These fees are recognized in the period such service is provided. Accounts receivable of $625,000 on the statement of financial condition represent receivables relating to such advisory fees.

Service Fees
The Company earns service fees from the Parent or its affiliates for investment advisory services provided to clients of the Parent or its affiliates. These fees are recognized in the period such services are provided. Receivable from affiliates of $5,086 on the statement of financial condition represent receivables relating to such service fees.

Accrued Expenses
At December 31, 2006, accrued expenses included $400,000 relating to compensation, $76,525 relating to professional tax, accounting and audit services rendered to the Company, and $11,278 relating to pensions payable.

3. Regulatory Requirements

The Company is a member of the NASD and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $199,866 which was $99,866 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 5.52:1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

4. Furniture, Equipment, Software and Leasehold Improvements

Details of furniture, equipment, software and leasehold improvements at December 31, 2006 are as follows:

Furniture, equipment and software	$ 390,366
Leasehold improvements	636,990
	1,027,356
Less: Accumulated depreciation and amortization	(263,844)
	$ 763,512

5. Subordinated Borrowings and Interest Expense Payable

The Company has borrowed money from its Parent on a subordinated basis. The interest payable on these borrowings is also subordinated. These liabilities have been approved by the NASD such that the Company may treat them as qualifying for net capital purposes under the SEC's Uniform Net Capital Rule.

In July 2004, the Company entered into a subordinated loan agreement for equity capital where it borrowed $3 million from the Parent at a fixed interest rate of 7.5% per annum. The loan initially had a maturity on October 31, 2007. On December 31, 2005 the Company converted $900,000 of subordinated debt to equity. On October 30, 2006 the NASD approved an extension of the loan maturity from October 31, 2007 to October 31, 2009.

In February 2005, the Company entered into a subordinated loan agreement with the Parent for an additional $1.5 million. This subordinated loan also carries a fixed interest rate of 7.5% per annum and will mature on June 30, 2008.

In March 2006, the Company entered into a subordinated loan agreement with the Parent for an additional $1 million. The new subordinated loan also carries a fixed interest rate of 7.5% per annum and will mature on June 30, 2009.

The following are the subordinated borrowings outstandings at December 31, 2006:

Maturity Date	Amount	Interest Rate
October 31, 2009	$ 2,100,000	7.5 %
June 30, 2008	1,500,000	7.5 %
June 30, 2009	1,000,000	7.5 %

Accrued interest on the subordinated loans will be paid upon maturity. At December 31, 2006, accrued interest of $926,868 in the statement of financial condition represents interest payable of $66,593 as of December 31, 2003, $200,588 as of December 31, 2004, and $330,312 as of December 31, 2005, and $329,375 as of December 31, 2006.

The estimated fair values of the subordinated borrowings and subordinated interest expense payable at December 31, 2006, are as follows:

	Carrying Amount	Estimated Fair Value
Subordinated borrowings	$ 4,600,000	$ 4,551,941
Subordinated interest expense payable	926,868	917,783

The estimated fair value of the subordinated borrowings and subordinated interest expense payable are based on market rates offered to the Company for debt with substantially the same characteristics and maturities.

6. Commitments and Contingencies

On May 16, 2006, the Company entered into a new operating lease for office space in New York that expires in 2017 and contains a provision for rent escalation.

On February 14, 2006, the Company entered into a new operating lease for office space in San Francisco that expires on September 30, 2007.

Further minimum lease payments from the above leases (exclusive of other charges as defined in the lease) are as follows:

2007	$ 502,307
2008	573,792
2009	573,792
2010	573,792
2011	573,792
Thereafter	3,098,032
	$ 5,895,507

The Company received a five month lease abatement of $231,156 from the Landlord as well as a contribution of $366,960 to be used for leasehold improvements.

7. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in California, New York State and New York City.

The Company has a deferred tax asset primarily related to net operating loss carryforwards, as well as accrued subordinated interest expense. All deferred tax assets are subject to a full valuation allowance, as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $4,890,000 for Federal, New York State, and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2021.

8. Related-Party Transactions

The Company has recorded $5,086 in receivables from affiliates for support services for private equity portfolio investments (including due diligence of funds and investment analysis) provided during 2006 to Capital Dynamics group companies, as reimbursement of expenses incurred for assets and personnel utilized. Based upon an intercompany agreement these services are charged on a cost plus 5% basis.

A letter of credit has been provided by the Parent on behalf of the Company, in the amount of $575,000 as a security deposit under the sublease agreement.

9. Benefits

The Company has a 401(k) plan and a qualified profit-sharing plan which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations.

10. Capital Contributions

On December 20, 2006, the Company received a capital contribution from its Parent of $1,000,000.

11. Operating Loss

To date the Company has generated operating losses as it seeks to establish and build its North American business operation. During 2005, the Company successfully obtained a contract with a large US domiciled private equity client that has significantly added to the Company's revenues. The Company has been provided with a letter of support from Capital Dynamics Holdings and its affiliates ("Group") whereby the Company will receive financial support as necessary to meet day to day working capital and regulatory requirements, for a period of one year and six months commencing on February 7, 2007.

12. Concentrations of Credit Risk

All of the Company's cash is on deposit at a single financial institution and its accounts receivables are from an institutional client. In the event these counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of these counterparties. The Company does not believe that it will incur any loss in relation to these assets.

13. Other Assets

Other assets of $53,309 include a security deposit of $4,098 and prepaid rent of $47,816.

14. Subsequent Events

On January 29, 2007, the Company entered into a subordinated loan agreement with the Parent for an additional $1 million.

15. New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Statement of Financial Condition. Management does not believe that FIN 48 will have a material impact on this financial statement.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of Capital Dynamics Inc.

In planning and performing our audit of the financial statements of Capital Dynamics Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

PRICEWATERHOUSECOOPERS

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2007

END